Exhibit 99.1

Investor Contacts

Alcobra Investor Relations

Debbie Kaye

US: 212-8908964, Intl: +972-3-7299871

IR@alcobra-pharma.com

Alcobra Reports Phase 3 Clinical Trial of MDX in Adults with ADHD Missed Primary Endpoint

- Management to hold a conference call & webcast today, January 17th at 8:00 a.m. EST

Tel Aviv, Israel – January 17, 2017 – Alcobra Ltd. (NasdaqGM: ADHD), an emerging pharmaceutical company focused on the development of new medications to treat patients with cognitive disorders, including Attention Deficit Hyperactivity Disorder (ADHD) and Fragile X Syndrome, today reported the top-line results from MEASURE, its second Phase 3 clinical trial for the investigational product Metadoxine Extended Release (MDX) for the treatment of ADHD in adult patients. In this trial, MDX did not meet the primary endpoint of demonstrating a statistically significant difference from placebo in the change from baseline of the investigator rating of the Conners’ Adult ADHD Rating Scales (CAARS).

As previously communicated, the top-line data analysis was conducted on the Full Analysis Set (n=283), which includes all randomized subjects with at least one post-baseline efficacy assessment. Consistent with previously conducted studies, MDX was generally well tolerated.

"We are exceedingly disappointed with these top-line results. In the coming weeks, the Company intends to review the full data set from MEASURE. Consequently, we will evaluate our options and communicate our strategic plan to investors," stated Dr. Yaron Daniely, President and CEO of Alcobra. "We wish to reiterate our sincere appreciation to all of the patients, investigators, and others who aided us in conducting this study."

Conference Call & Webcast

Tuesday, January 17, 2017 @ 8:00a.m. Eastern Time/5:00a.m. Pacific Time

Domestic:	855-469-0611
International:	484-756-4341
Passcode:	55387604
Webcast:	http://www.alcobra-pharma.com/events.cfm

Replays available through January 31, 2017

Domestic:	855-859-2056
International:	404-537-3406
Passcode:	55387604

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on Alcobra's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alcobra could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding the timing and content of future communications to investors. In addition, historic results of scientific research do not guarantee that the conclusions of future research would suggest similar conclusions or that historic results referred to in this press release would be interpreted similarly in light of additional research or otherwise. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alcobra's Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the Securities and Exchange Commission (SEC) and in subsequent filings with the SEC. Except as otherwise required by law, Alcobra disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.